SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934

Expedia, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30212P105
(CUSIP Number)

Charles Y. Tanabe, Esq.	Pamela S. Seymon, Esq.
Executive Vice President and General Counsel	Wachtell, Lipton, Rosen & Katz
Liberty Media Corporation	51 West 52nd Street
12300 Liberty Boulevard	New York, New York 10019
Englewood, CO 80112	(212) 403-1000
(720) 875-5400

(Name, Address and Telephone Number of Persons Authorized
to receive Notices and Communications)

October 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 _______________________________
*                  Note: This statement constitutes Amendment No. 3 of the Report on Schedule 13D (the “Schedule 13D”) of the reporting group consisting of Liberty Media Corporation, Barry Diller and the BDTV Entities.

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Liberty Media Corporation

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.		SEC Use Only

4.		Source of Funds (See Instructions)
Not Applicable

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
None; see Item 5
Number of Shares Beneficially Owned By Each Reporting Person With
	8	Shared Voting Power
78,557,738 shares

	9	Sole Dispositive Power
None; see Item 5

	10	Shared Dispositive Power
78,557,738 shares

11.		Aggregate Amount Beneficially Owned By Each Reporting Person
78,557,738 shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.		Percent of Class Represented by Amount in Row (11)
27.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the
Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting
Persons may be deemed to beneficially own equity securities of the Company representing approximately 60.1% of the voting power of the Company. See Item 5.

14.		Type of Reporting Person (See Instructions)
CO

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Barry Diller

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.		SEC Use Only

4.		Source of Funds (See Instructions)
Not Applicable

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization
United States

	7.	Sole Voting Power
None; see Item 5
Number of Shares Beneficially Owned By Each Reporting Person With
	8	Shared Voting Power
78,557,738 shares

	9	Sole Dispositive Power
None; see Item 5

	10	Shared Dispositive Power
78,557,738 shares

11.		Aggregate Amount Beneficially Owned By Each Reporting Person
78,557,738 shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.		Percent of Class Represented by Amount in Row (11)
27.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the
Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting
Persons may be deemed to beneficially own equity securities of the Company representing approximately 60.1% of the voting power of the Company. See Item 5.

14.		Type of Reporting Person (See Instructions)
IN

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
BDTV Inc.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.		SEC Use Only

4.		Source of Funds (See Instructions)
Not Applicable

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
None; see Item 5
Number of Shares Beneficially Owned By Each Reporting Person With
	8	Shared Voting Power
78,557,738 shares

	9	Sole Dispositive Power
None; see Item 5

	10	Shared Dispositive Power
78,557,738 shares

11.		Aggregate Amount Beneficially Owned By Each Reporting Person
78,557,738 shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.		Percent of Class Represented by Amount in Row (11)
27.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the
Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting
Persons may be deemed to beneficially own equity securities of the Company representing approximately 60.1% of the voting power of the Company. See Item 5.

14.		Type of Reporting Person (See Instructions)
CO

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
BDTV II INC.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.		SEC Use Only

4.		Source of Funds (See Instructions)
Not Applicable

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
None; see Item 5
Number of Shares Beneficially Owned By Each Reporting Person With
	8	Shared Voting Power
78,557,738 shares

	9	Sole Dispositive Power
None; see Item 5

	10	Shared Dispositive Power
78,557,738 shares

11.		Aggregate Amount Beneficially Owned By Each Reporting Person
78,557,738 shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.		Percent of Class Represented by Amount in Row (11)
27.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the
Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting
Persons may be deemed to beneficially own equity securities of the Company representing approximately 60.1% of the voting power of the Company. See Item 5.

14.		Type of Reporting Person (See Instructions)
CO

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
BDTV III INC.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.		SEC Use Only

4.		Source of Funds (See Instructions)
Not Applicable

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
None; see Item 5
Number of
Shares	8	Shared Voting Power
Beneficially		78,557,738 shares
Owned By
Each	9	Sole Dispositive Power
Reporting		None; see Item 5
Person With
	10	Shared Dispositive Power
78,557,738 shares

11.		Aggregate Amount Beneficially Owned By Each Reporting Person
78,557,738 shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.		Percent of Class Represented by Amount in Row (11)
27.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the
Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting
Persons may be deemed to beneficially own equity securities of the Company representing approximately 60.1% of the voting power of the Company. See Item 5.

14.		Type of Reporting Person (See Instructions)
CO

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
BDTV IV INC.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.		SEC Use Only

4.		Source of Funds (See Instructions)
Not Applicable

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
None; see Item 5
Number of Shares Beneficially Owned By Each Reporting Person With
	8	Shared Voting Power
78,557,738 shares

	9	Sole Dispositive Power
None; see Item 5

	10	Shared Dispositive Power
78,557,738 shares

11.		Aggregate Amount Beneficially Owned By Each Reporting Person
78,557,738 shares

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.		Percent of Class Represented by Amount in Row (11)
27.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the
Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting
Persons may be deemed to beneficially own equity securities of the Company representing approximately 60.1% of the voting power of the Company. See Item 5.

14.		Type of Reporting Person (See Instructions)
CO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Statement of

LIBERTY MEDIA CORPORATION,
BARRY DILLER,
BDTV INC.,
BDTV II INC.,
BDTV III INC.
and
BDTV IV INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

EXPEDIA, INC.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 3.      Source and Amount of Funds or Other Consideration

     The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 4.      Purpose of the Transaction

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 5.      Interest in Securities of the Issuer

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On October 8, 2007, Mr. Diller exercised options to acquire 9,500,000 shares of Common Stock at an exercise price of $8.59 per share. In connection with the foregoing stock option exercise, Expedia withheld 2,328,910 shares of Common Stock to cover the payment of the aggregate exercise price and Expedia withheld 3,459,147 shares of Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $35.04 per share.

     After giving effect to the exercise of options by Mr. Diller described above, the members of the Reporting Group beneficially own 52,957,740 shares of Common Stock and 25,599,998 shares of Class B Common Stock, which shares constitute 20.5% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 27.7% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 60.1% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding 254,647,134 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 776 shares of preferred stock, in each case, as of the close of business on August 31, 2007, plus 3,711,943 shares of Common Stock issued to Mr. Diller in connection with the exercise.

SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: October 31, 2007

LIBERTY MEDIA CORPORATION

By: /s/ Charles Y. Tanabe
Name: Charles Y. Tanabe
Title: Executive Vice President

BARRY DILLER

/s/ Barry Diller

BDTV INC., BDTV II INC.,
BDTV III INC., BDTV IV INC.

By: /s/ Barry Diller
Name: Barry Diller
Title: President

INDEX TO EXHIBITS

1.	Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

2.	Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

3.	Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.*

4.	First Amendment to Governance Agreement, dated as of June 19, 2007, among Expedia, Inc., Liberty Media Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2007).*

__________________________ * Previously filed.